UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Archer Aviation Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

03945R 102
(CUSIP Number)

Giorgio Fossati, Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands, +31 23 700 1511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03945R 102	SCHEDULE 13D	Page 2 of 16 Pages

1	Name of Reporting Person. Stellantis N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [X]
6	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 10,248,226
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 10,248,226
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,248,226
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 03945R 102	SCHEDULE 13D	Page 3 of 16 Pages

.

1	Name of Reporting Person. FCA US LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [X]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,671,202
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,671,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 03945R 102	SCHEDULE 13D	Page 4 of 16 Pages

1	Name of Reporting Person. FCA North America Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,671,202
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,671,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 03945R 102	SCHEDULE 13D	Page 5 of 16 Page

1	Name of Reporting Person. FCA Foreign Sales Holdco Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,671,202
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,671,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 03945R 102	SCHEDULE 13D	Page 6 of 16 Pages

1	Name of Reporting Person. SFS UK 1 Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,671,202
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,671,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) OO
.

CUSIP No. 03945R 102	SCHEDULE 13D	Page 7 of 16 Pages

1	Name of Reporting Person. FCA Italy S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 8,577,024
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 8,577,024
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,577,024
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.6%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 03945R 102	SCHEDULE 13D	Page 8 of 16 Pages

EXPLANATORY NOTE

This Schedule 13D is intended to correct the Reporting Persons’ inadvertent failure to make this filing when originally due. Each of the transactions described in this filing has previously been publicly disclosed.

Item 1. Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Archer Aviation Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 190 West Tasman Drive, San Jose, California 95134.

Item 2. Identity and Background

(a)    This Schedule 13D is being jointly filed by:

(i)    Stellantis N.V., a Netherlands public limited liability company (“Stellantis”);

(ii)    FCA US LLC, a Delaware limited liability company (“FCA US”);

(iii)    FCA North America Holdings LLC, a Delaware limited liability company (“FCA NAH”);

(iv)    FCA Foreign Sales Holdco Ltd., a private limited company organized under the laws of
England and Wales (“FCA FSH”);

(v)    SFS UK 1 Limited, a private limited company organized under the laws of England and
Wales (“SFS UK”); and

(vi)    FCA Italy S.p.A., a company organized under the laws of Italy (“FCA Italy”),

(collectively, the “Reporting Persons”). Stellantis directly owns all of the equity interests in FCA Italy and SFS UK. SFS UK directly owns all of the equity interests in FCA FSH, which directly owns all of the equity interests in FCA NAH, which directly owns all of the equity interests in FCA US.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any other purpose.

(b)    The business address of: (i) Stellantis is Taurusavenue 1, 2132LS, Hoofddorp, The Netherlands; (ii) FCA US is 1000 Chrysler Drive, Auburn Hills, MI 48326; (iii) FCA NAH is 1000 Chrysler Drive, Auburn Hills, MI 48326; (iv) FCA FSH is Pinley House, 2 Sunbeam Way, Coventry, West Midlands, United Kingdom CV3 1ND; (v) SFS UK is Pinley House, 2 Sunbeam Way, Coventry, West Midlands, United Kingdom CV3 1ND; and (vi) FCA Italy is Corso Giovanni Agnelli 200, 10135 Turin, Italy.

(c)    The principal business of: (i) Stellantis is the holding of equity investments; (ii) FCA US is the manufacture and sale of automobiles; (iii) FCA NAH is the holding of equity investments; (iv) FCA FSH is the holding of equity investments; (v) SFS UK is the holding of equity investments; and (vi) FCA Italy is the manufacture and sale of automobiles.

(d)    On March 1, 2021, FCA US plead guilty in the U.S. District Court for the Eastern District of Michigan (Detroit, MI) to a single count of conspiracy to violate the Labor Management Relations Act. On August 17, 2021, FCA US was sentenced to pay a $30 million fine, serve a three-year term of probation and be subject to three years of oversight by an independent corporate compliance monitor.

CUSIP No. 03945R 102	SCHEDULE 13D	Page 9 of 16 Pages

On June 3, 2022, FCA US plead guilty in the U.S. District Court for the Eastern District of Michigan (Detroit, MI) to a single count of conspiracy to defraud the United States, commit wire fraud and violate the Clean Air Act. On August 1, 2022, FCA US was sentenced to pay a fine of $96,145,784 and a forfeiture money judgement of $203,572,892. The court also imposed a three-year term of organizational probation.

(e)    On September 27, 2019, the U.S. Securities and Exchange Commission (the “SEC”) imposed a cease-and-desist order against FCA US and Stellantis (then known as Fiat Chrysler Automobiles N.V.) relating to their public reporting of vehicle sales to end customers in the U.S. The SEC’s order required FCA US and Stellantis to pay an aggregate civil money penalty in the amount of $40 million.

On September 28, 2020, the SEC imposed a cease-and-desist order against Stellantis (then known as Fiat Chrysler Automobiles N.V.) relating to certain diesel emissions-related public disclosures made by Stellantis. The SEC’s order required Stellantis to pay a civil money penalty in the amount of $9,500,000.

(f)    Stellantis: Netherlands
FCA US: Delaware, United States
FCA NAH: Delaware, United States
FCA FSH: United Kingdom
SFS UK: United Kingdom
FCA Italy: Italy

Item 3. Source and Amount of Funds or Other Consideration

Of the aggregate of 10,248,226 shares of the Class A Common Stock reported herein as being beneficially owned by the Reporting Persons, 7,500,000 were acquired by FCA Italy for cash, using its working capital, on September 16, 2021 through a private investment in public equity transaction. Of the remaining shares, (i) 1,671,202 are issuable to FCA US upon the exercise of warrants to purchase Class A Common Stock, as described under Agreement with FCA US in Item 6 below; and (ii) 1,077,024 are issuable to FCA Italy upon the exercise of warrants to purchase Class A Common Stock, as described under Agreement with FCA Italy in Item 6 below.

Any future open market purchases made by the Reporting Persons, as described in Item 4 below, are expected to be made by Stellantis using its working capital.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities disclosed herein based on the belief that the securities, when acquired, represented an attractive investment opportunity. In addition, in a number of cases as described in Item 6, certain securities were acquired in connection with, and were an important component of, commercial transactions between one or more of the Reporting Persons and the Issuer.

CUSIP No. 03945R 102	SCHEDULE 13D	Page 10 of 16 Pages

On January 4, 2023, through a joint press release issued by Stellantis and the Issuer, Stellantis announced its intention to increase its strategic shareholding including through future purchases of Issuer stock in the open market. Accordingly, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase of such securities desirable, the Reporting Persons may endeavor from time to time to increase their positions in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, any of which transactions are expected to be made by Stellantis.

Except as otherwise disclosed in this Item 4, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time engage in discussions with management and the board of directors of the Issuer (the "Board") and other shareholders and potential shareholders of the Issuer and other parties concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and business strategy and the execution of that strategy by management, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations and strategy of the Issuer (including by independently exploring plans or proposals advocated by others, or variations thereon), purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages and Item 3 above.

The percentage calculations herein are based upon the statement in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 15, 2023, that there were 184,707,029 shares of Class A Common Stock of the Issuer outstanding as of March 3, 2023.

(c) The following table lists transactions in the Class A Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

None.

(d) The Issuer, Stellantis, FCA US and FCA Italy are parties to the Forward Purchase Agreement (as defined in Item 6). Pursuant to the Forward Purchase Agreement, so long as Stellantis or its affiliates beneficially own Class A Common Stock equal to at least 12.5% of the Issuer’s outstanding Class A Common Stock, it will have the right to nominate one individual for election to the Board as a Class II director at the Issuer’s annual meeting of stockholders to occur in 2026 through the date of the Issuer’s annual meeting of stockholders in 2029. Thus, so long as Stellantis’ designated director remains on the Issuer’s board, such director will participate in any board decisions regarding the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

(e) Not applicable.

CUSIP No. 03945R 102	SCHEDULE 13D	Page 11 of 16 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Agreements with Stellantis

Forward Purchase Agreement

In connection with a Manufacturing Collaboration Agreement, dated as of January 3, 2023, between the Issuer and Stellantis (the “Collaboration Agreement”), the Issuer entered into a forward purchase agreement (the “Forward Purchase Agreement”) with Stellantis on January 3, 2023, pursuant to which the Issuer may elect, in the Issuer’s sole discretion, to issue and sell to Stellantis up to $150.0 million of shares (“Forward Purchase Shares”) of the Class A Common Stock, following the satisfaction of certain Milestones (as defined in the Forward Purchase Agreement) and pursuant to the terms and conditions of the Forward Purchase Agreement. The first milestone with respect to $25.0 million of Forward Purchase Shares was achieved on the date of the execution of the Collaboration Agreement and the second and third milestone with respect to $70.0 million and $55.0 million of Forward Purchase Shares, respectively, will be satisfied upon achievement of certain milestones associated with the Issuer’s Midnight eVTOL aircraft and other conditions as set forth in the Forward Purchase Agreement. The Forward Purchase Shares to be issued pursuant to the Forward Purchase Agreement and in connection with the achievement of a Milestone shall be equal to: (i) the total value of Class A Common Stock associated with each Milestone, divided by (ii) the per share price equal to 90% of the VWAP (as defined in the Forward Purchase Agreement).

From and after the date of the Forward Purchase Agreement, Stellantis will maintain the right to nominate one individual for election to the Board as a Class II director at the Issuer’s annual meeting of stockholders in 2023 up to the date of the Issuer’s annual meeting of stockholders to occur in 2026 (which initial designee shall be Barbara J. Pilarski who currently serves as a Class II director on the Board) and, so long as Stellantis or its affiliates beneficially own at least 12.5% of the Issuer’s outstanding Class A Common Stock, will have the right to continue to nominate one individual for election to the Board as a Class II director at the Issuer’s annual meeting of stockholders to occur in 2026 through the date of the Issuer’s annual meeting of stockholders in 2029.

The Forward Purchase Agreement provides that Stellantis will be subject to a standstill provision commencing on the initial closing of the sale of Forward Purchase Shares and ending on the earlier of (i) December 31, 2024 and (ii) entry into a definitive agreement for a transaction that, if consummated, would result in a Change in Control (as defined in the Forward Purchase Agreement) (the “Standstill Period”). During the Standstill Period, Stellantis and its affiliates will not, among other things (i) participate in any solicitation of proxies, (ii) form, join or participate in any group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and (iii) effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect, offer or propose to effect or participate in, any tender or exchange offer, merger, consolidation, acquisition, scheme of arrangement, business combination, recapitalization, reorganization, sale or acquisition of all or substantially all assets, liquidation, dissolution or other extraordinary transaction involving the Issuer or any of its subsidiaries or joint ventures or any of their respective securities.

CUSIP No. 03945R 102	SCHEDULE 13D	Page 12 of 16 Pages

In addition, subject to certain limited exceptions, Stellantis will also be restricted from transferring or entering into an agreement that transfers the economic consequences of ownership of any of the Class A Common Stock owned by Stellantis, the Forward Purchase Shares, the Warrant or any Class A Common Stock to be issued upon exercise of the Warrant commencing on the initial closing of the sale of Forward Purchase Shares and ending on the earlier of (i) December 31, 2024 and (ii) a Change in Control, the entry into a definitive agreement for a transaction that, if consummated, would result in a Change in Control or the announcement by a third party to commence a tender or exchange offer that if consummated would result in a Change in Control.

Unless earlier terminated in accordance with the terms of the Forward Purchase Agreement, including upon certain terminations of the Collaboration Agreement, the Forward Purchase Agreement will terminate on December 31, 2024.

The Forward Purchase Agreement also entitles Stellantis to certain registration rights with respect to the Forward Purchase Shares and the Class A Common Stock issuable upon exercise of the Warrant as set forth in the Registration Rights Agreement.

Stellantis Warrant Agreement

In connection with the Collaboration Agreement, the Issuer and Stellantis entered into a warrant to purchase Class A Common Stock of the Issuer (the “Stellantis Warrant Agreement”), dated January 3, 2023, pursuant to which Stellantis is entitled to purchase up to 15.0 million Class A Common Stock, at an exercise price of $0.01 per share (the “Stellantis Warrant”). The Stellantis Warrant Agreement provides that it will become vested and exercisable by Stellantis with respect to the 15.0 million shares of Class A Common Stock in three separate tranches upon either (i) the performance by Stellantis of certain undertakings set forth in the Collaboration Agreement or (ii) the VWAP for the Class A Common Stock exceeding certain specified amounts; provided, however notwithstanding the foregoing, all Class A Common Stock subject to the Stellantis Warrant will immediately become vested and exercisable upon (i) an Automotive OEM Change of Control (as defined in the Collaboration Agreement) upon expiration of Stellantis’ right to terminate the Collaboration Agreement or (ii) a Liquidation Event (as defined in the Collaboration Agreement) if the Collaboration Agreement is not terminated by the Issuer or Stellantis prior to such Liquidation Event. The number of Class A Common Stock for which the Stellantis Warrant is exercisable, as well as the exercise price, may be adjusted upon certain qualifying events, including but not limited to a merger, sales of assets, reclassification or recapitalization. Pursuant to the terms of the Stellantis Warrant Agreement, the Stellantis Warrant shall be exercisable, in whole or in part, but solely with respect to Class A Common Stock that have become vested in accordance with the Stellantis Warrant Agreement, at any time and from time to time, on or before the earliest of (i) immediately prior to the closing of a Liquidation Event, and (ii) January 3, 2028.

CUSIP No. 03945R 102	SCHEDULE 13D	Page 13 of 16 Pages

Registration Rights Agreement

In connection with the Forward Purchase Agreement, the Issuer and Stellantis entered into a registration rights agreement (the “Registration Rights Agreement”), dated January 3, 2023, pursuant to which the Issuer has granted Stellantis certain demand, piggyback and resale shelf registration rights with respect to the Forward Purchase Shares and the Class A Common Stock issuable upon exercise of the Stellantis Warrant. The registration rights terminate after Stellantis no longer holds any Registrable Securities (as defined in the Registration Rights Agreement) or with respect to any Registrable Securities, seven years after the date such Registrable Securities were issued to Stellantis.

The foregoing descriptions of the terms of the Forward Purchase Agreement, the Stellantis Warrant Agreement and the Registration Rights Agreement (together, the “Agreements”) do not purport to be complete and are qualified in their entirety by reference to the full text of such Agreements, copies of which are filed herewith as Exhibits 2, 3 and 4, respectively, and are incorporated by reference herein.

Agreement with FCA US

FCA US Warrant Agreement

In connection with a Collaboration Agreement, dated as of November 6, 2020, between the Issuer and FCA US (the “FCA Collaboration Agreement”), the Issuer and FCA US entered into a warrant to purchase Class A Common Stock of the Issuer (the “FCA US Warrant”), dated November 6, 2020, pursuant to which FCA US is entitled to purchase up to 1,671,202 shares of Class A Common Stock, at an exercise price of $0.01 per share. The FCA US Warrant provides that it will become vested and exercisable by FCA US with respect to the 1,671,202 shares of Class A Common Stock in seven separate tranches upon the completion pursuant to the FCA Collaboration Agreement of certain projects, or if earlier upon the termination of the FCA Collaboration Agreement by FCA US under certain circumstances or upon a Liquidation Event (as defined in the FCA Collaboration Agreement) if the FCA Collaboration Agreement is not terminated by the Issuer or FCA US prior to such Liquidation Event. The number of Class A Common Stock for which the FCA US Warrant is exercisable, as well as the exercise price, may be adjusted upon certain qualifying events, including but not limited to a merger, sales of assets, reclassification or recapitalization. The FCA US Warrant expires on November 6, 2025.

CUSIP No. 03945R 102	SCHEDULE 13D	Page 14 of 16 Pages

Agreement with FCA Italy

FCA Italy Warrant Agreement

In connection with a Manufacturing Consulting Agreement, dated as of July 19, 2021, between the Issuer and FCA Italy (the “Manufacturing Consulting Agreement”), the Issuer and FCA Italy entered into a warrant to purchase Class A Common Stock of the Issuer (the “FCA Italy Warrant”), dated July 19, 2021, pursuant to which FCA Italy is entitled to purchase up to 1,077,024 shares of Class A Common Stock, at an exercise price of $0.01 per share. The FCA Italy Warrant provides that it will become vested and exercisable by FCA Italy with respect to the 1,077,024 shares of Class A Common Stock will become vested and exercisable by FCA Italy in two separate equal tranches upon (i) the execution of the Manufacturing Consulting Agreement and (ii) the date that is 12 months after the effective date of the Manufacturing Consulting Agreement, or if earlier upon the termination of the Manufacturing Consulting Agreement by FCA Italy under certain circumstances or upon a Liquidation Event (as defined in the Manufacturing Consulting Agreement) if the Manufacturing Consulting Agreement is not terminated by the Issuer or FCA Italy prior to such Liquidation Event. The number of Class A Common Stock for which the FCA Italy Warrant is exercisable, as well as the exercise price, may be adjusted upon certain qualifying events, including but not limited to a merger, sales of assets, reclassification or recapitalization. The FCA Italy Warrant expires on or before the earliest of (i) July 19, 2026 and (ii) immediately prior to the closing of a Liquidation Event.

Item 7. Material to Be Filed as Exhibits

1.    Joint Filing Agreement of the Reporting Persons (filed herewith)
2.    Forward Purchase Agreement*
3.    Stellantis Warrant Agreement*
4.    Registration Rights Agreement*
5.    FCA US Warrant+
6.    FCA Italy Warrant#
7.    Powers of Attorney (filed herewith)
______________

* Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2023, and incorporated by reference herein.

+ Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2021, and incorporated by reference herein.

# Filed as an exhibit to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2022, and incorporated by reference herein.

CUSIP No. 03945R 102	SCHEDULE 13D	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2023	STELLANTIS N.V.

	By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: General Counsel

FCA US LLC

By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: Attorney-in-Fact

FCA NORTH AMERICA HOLDINGS LLC

By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: Attorney-in-Fact

FCA FOREIGN SALES HOLDCO LTD.

By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: Attorney-in-Fact

SFS UK 1 LIMITED

By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: Attorney-in-Fact

FCA ITALY S.P.A.

By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: Attorney-in-Fact

CUSIP No. 03945R 102	SCHEDULE 13D	Page 16 of 16 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF STELLANTIS

The following sets forth the name, address, principal occupation/position(s) and citizenship of each director and executive officer of Stellantis, which exercises ultimate control over each of the other Reporting Persons. To the best of the Reporting Persons’ knowledge, none of the persons listed below owns any shares of Common Stock of the Issuer.

Name	Business Address	Present Principal Occupation/Position(s) with Reporting Person	Citizenship
John Elkann	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Chairman and Executive Director	Italian
Carlos Tavares	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Chief Executive Officer and Executive Director	Portuguese
Robert Peugeot	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Vice Chairman and Non-Executive Director	French
Henri de Castries	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Senior Independent Director and Non-Executive Director	French
Fiona Clare Cicconi	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Non-Executive Director	British - Italian
Jacques de Saint-Exupéry	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Non-Executive Director	French
Nicolas Dufourcq	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Non-Executive Director	French
Ann Frances Godbehere	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Non-Executive Director	Canadian – British
Wan Ling Martello	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Non-Executive Director	U.S.
Benoît Ribadeau-Dumas	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Non-Executive Director	French
Kevin Scott	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Non-Executive Director	U.S.
Uwe W. Hochgeschurtz	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Chief Operating Officer Enlarged Europe	German
Mark Stewart	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Chief Operating Officer North America	U.S.
Antonio Filosa	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Chief Operating Officer South America	Italian
Samir Cherfan	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Chief Operating Officer India and Asia Pacific	French
Gregoire Olivier	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Chief Operating Officer China	French
Carl Smiley	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Chief Operating Officer India and Asia Pacific	U.S.
Xavier Chéreau	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Chief Human Resources & Transformation Officer	French
Olivier Bourges	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Chief Planning Officer	French
Richard K. Palmer	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	Chief Financial Officer	British
Giorgio Fossati	Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands	General Counsel	Italian